EXHIBIT 99.2

News Release

Heidelberg University Researchers Demonstrate Power of
miRview™ mets to Classify Brain and Spine Metastases

Rehovot, Israel and Philadelphia (February 3, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announced today that the results of a joint study with researchers at the Department of Neuropathology at Heidelberg University in Germany show that Rosetta Genomics’ miRview™ mets is a powerful tool to guide diagnosis of metastatic brain and spine cancer cases.  The study entitled ”Accurate Classification of Metastatic Brain Tumors Using a Novel MicroRNA-Based Test,” was published online, January 31, and is set to be published in the February 11, 2011 print edition of The Oncologist.

The abstract of the study may be viewed online at The Oncologist website: http://theoncologist.alphamedpress.org/cgi/content/abstract/theoncologist.2010-0305v1

The study consisted of a proof-of-concept phase and a validation phase. In the proof-of-concept phase, brain and spine metastases from known primary tumors were analyzed with the miRview™ mets assay.  In the validation phase, a cohort of brain and spine metastatic samples of true Cancer of Unknown Primary patients were studied, and concordance between results generated by miRview™ mets and the clinical and pathological evaluation was examined.

Results from the validation phase demonstrated that primary origin prediction from miRview™ mets was in agreement with the clinical or pathological evaluation in 80% of the cases.

Underscoring the value of miRview™ mets, the study describes a case of a breast cancer patient with brain metastasis. When analyzed with miRview™ mets, the origin of the metastasis was surprisingly diagnosed as melanoma. Additional pathology testing supported this diagnosis. Based on these findings, the primary breast cancer was also tested with the miRview™ mets assay as well as additional pathology testing, and was found to be melanoma misdiagnosed as breast cancer.

“Metastatic cancer can present a significant diagnostic challenge to pathologists searching for the primary origin,” noted Dr. Wolf C. Mueller from the Department of Neuropathology at Heidelberg University, who led the study. “The diagnostic process can be time-consuming, and can lead to limited results. Our study demonstrated that miRview™ mets is a powerful tool for diagnosing cancer of uncertain or unknown primary, and may also offer new diagnostic avenues to explore.”

“This study, along with the recently completed study by researchers from M. D. Anderson, are two post-marketing validation studies conducted by leading cancer centers that demonstrate the ability of miRview™ mets to accurately identify the origin of metastases in cancer cases with unknown or uncertain primaries. We are pleased with  the consistently strong performance of our microRNA-based assay in diagnosing cancer of true uncertain or unknown primary,” noted Kenneth A. Berlin, President and CEO of Rosetta Genomics. “Our unique microRNA-based technologies have enabled us to recently launch miRview™ mets², and we firmly believe that with its expanded tumor panel and enhanced classifiers, it will further improve physicians’ ability to accurately diagnose cancer of unknown or uncertain primary origin in order to optimize treatment options for patients.”

About miRviewTM products
miRviewTM are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRviewTM mets and miRviewTM mets² accurately identify the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP).  miRviewTM squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRviewTM meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRviewTM tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRviewTM mets and miRviewTM mets² test, 60,000 from miRviewTM squamous and 60,000 from miRviewTM meso, with similar numbers of patients outside the U.S.  The Company’s tests are now being offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000, extension 307.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com.

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s microRNA-based tests miRview® squamous, miRview® mets, miRview® mets2 and miRview® meso are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Rosetta Genomics Company Contact:
Ken Berlin, President and CEO
(215) 382-9000 ext 326
investors@rosettagenomics.com

Investor Contacts:
Lippert/Heilshorn & Associates
Anne Marie Fields
(212) 838-3777
afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.